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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             Amendment No. 5

                               GETTY IMAGES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Shares of Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                  374276 10 3
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                                 (CUSIP Number)

                                 Mark Torrance
                             c/o Getty Images, Inc.
                         2101 Fourth Avenue, 5th Floor
                           Seattle, Washington 98121
                                 (208) 695-3400
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                                  Bruce M. Pym
                        Heller Ehrman White & McAuliffe
                     6100 Columbia Center, 701 Fifth Avenue
                           Seattle, Washington 98104
                           Telephone: (206) 447-0849
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                                 June 17, 1999
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           (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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CUSIP No. 374276 10 3
         ---------------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Mark Torrance
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,638,955
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     984,116
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,638,955
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               984,116
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,623,071
          ---------------------------------------------------------------------


 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person  (See Instructions)
          IN
          ---------------------------------------------------------------------

CUSIP No. 374276 10 3
         ---------------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          PDI, L.L.C.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Washington
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,151,357
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     984,116
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,151,357
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               984,116
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,135,473
          ---------------------------------------------------------------------


 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          00
          ---------------------------------------------------------------------



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

CUSIP No.  374276 10 3
         ---------------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

              Wade Torrance
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)  00

          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                            444,464
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                             984,116
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                           444,464
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                       984,116
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     1,428,580
          ---------------------------------------------------------------------


 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                      [   ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
             3.9%
          ---------------------------------------------------------------------


 (14)     Type of Reporting Person (See Instructions)
              IN
          ---------------------------------------------------------------------

        This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission on February 19, 1998 by PDI, LLC, a Washington limited liability company, as amended by Amendment No. 1 on September 30, 1998, Amendment No 2 on February 11, 1999, Amendment No. 3 on March 3, 1999, and Amendment No. 4 on April 21, 1999 (the "Schedule 13D"). This Amendment No. 5 is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the Common Stock, par value $0.01 per share, of Getty Images, Inc., a Delaware corporation. This Amendment No. 5 amends and restates Item 5 of the Schedule 13D, amends Item 1, Item 3, Item 4,
Item 6, and Item 7 of the Schedule 13D, and does not amend any other Items not mentioned herein. Capitalized terms used herein without definitions have the meaning set forth in the Schedule 13D.

Item 1: SECURITY AND ISSUER

        The last sentence of Item 1 is amended and restated in its entirety as follows:

        The principal executive offices of the Issuer are located at 701 N. 34th Street, Suite 400, Seattle, WA 98103.


Item 3: SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

        The following paragraph is added at the end of Item 3.

        Prior to September 28, 1998, Mark H. Torrance held options ("Stock Option") to purchase at the price of $20.91 per share up to an aggregate of $550,000 of Shares ("Option Shares") pursuant to the Issuer's 1998 Stock Incentive Plan. After September 28, 1998, Mark Torrance is entitled to hold and exercise the Stock Option in accordance with Section 3(c) of the Employment Agreement, dated as of February 9, 1998, and the Separation Agreement, dated September 28, 1998, ("Separation Agreement") between Mark Torrance and Issuer, as if Mark Torrance continues to be an employee of Issuer. The Separation Agreement provides that Mark Torrance may exercise the Stock Option until February 1, 2008. In connection with the Separation Agreement, the vesting of the Stock Option was accelerated. As long as Mark Torrance complies with certain restrictions, the Stock Option will vest in accordance with the following schedule: 175,000 Option Shares have vested on November 1, 1998 and the remaining 375,000 Option Shares vest at a rate of 15,000 Option Shares per month thereafter. 415,000 Option Shares are exercisable within 60 days after the date hereof.

Item 4: PURPOSE OF TRANSACTION

        The following sentence is added at the end of second paragraph of
Item 4.

        If Mark Torrance believes that further investment in Issuer is attractive, he may exercise all or part of the Stock Option, as described in
Item 3.





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

                Item 5 is amended and restated in its entirety as follows:

Item 5. INTEREST IN SECURITIES OF ISSUER

                Based on the most recent information available to Mark Torrance, PDI and Wade Torrance, each of Mark Torrance, PDI and Wade Torrance are deemed to beneficially own the number of Shares and the percentage of outstanding shares listed in the responses to Items 11 and 13, respectively, on Mark Torrance's, PDI's, and Wade Torrance's respective cover pages filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which each of Mark Torrance, PDI and Wade Torrance (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in responses to Items 7, 8, 9, and 10, respectively, on Mark Torrance's PDI's and Wade Torrance's respective cover pages filed herewith, and such responses are incorporated by reference herein.

                Mark Torrance is deemed to be the beneficial owner of the following Shares:

        (i)     32,598 Shares owned directly by Mark Torrance; and

       (ii) 3,135,473 Shares owned by PDI, the limited liability company of which Mark Torrance is the Manager.

      (iii)     415,000 Shares by virtue of holding the Stock Option.

       (iv) 40,000 shares owned by The Mark Torrance Foundation, a non-profit corporation, which is controlled by Mark Torrance.

                PDI is deemed to be the beneficial owner of 3,135,473 Shares owned by PDI directly.

                Wade Torrance is deemed to be the beneficial owner of the following Shares:

        (i)     444,464 Shares owned directly by Wade Torrance, and

       (ii)     984,116 Shares by virtue of her membership interest in PDI.

                On February 26, 1998, the Manager distributed 250,000 Shares form Class B Assets held by PDI to Wade Torrance as described in Item 2. On March 3, 1998, Wade Torrance sold in the open market all 250,000 Shares for and average price of $23.80 per share. Between September 2 and 15, PDI sold in the open market 300,000 Shares from Class A Assets for an average price of $14.80 per share.

                On January 8, 1999, the Manager distributed 444,644 Shares from Class B Assets held by PDI to Wade Torrance as described in Item 2.

                Between February 26, 1999 and March 12, 1999, PDI sold for an average price of $20.49 per share 180,000 Shares from Class A Assets, 180,000 Shares from Class B Assets, and 40,000 Shares from Class C Assets. Between March 12, 1999 and May 19, 1999, Wade Torrance sold 200,000 Shares owned directly by her for an average price of $25.90 per share.

                Between June 17, 1999 and June 23, 1999, PDI sold in the open market for an average price of $19.93 per share 170,000 Shares from Class A Assets, 5,000 Shares from Class B Assets, and 30,000 Shares from Class C Assets.

                On June 28, 1999, the Manager distributed 165,000 Shares from Class B Assets held by PDI to Wade Torrance.

                Between August 19, 1999 and November 23, 1999, Wade Torrance sold 409,644 Shares owned directly by her for an average price of $27.80 per share. After November 23, 1999, Wade Torrance ceased to be a beneficial owner of more than five percent of Issuer Common Stock, and her reporting requirement under Regulation D-G under the Securities Exchange Act of 1934, as amended, terminated.

                In October of 1999, PDI transferred as a gift and without any consideration 150,000 Shares from Class A Assets to Blind Trust and 50,000 Shares from Class A Assets to The Mark Torrance Foundation, which is controlled by Mark Torrance. The Mark Torrance Foundation transferred as a gift and without any consideration 10,000 of those 40,000 Shares to Washington Software Alliance.

                On December 10, 1999, the Manager authorized the distribution of 444,464 Shares from Class B Assets held by PDI to Wade Torrance.

                Except as described herein, none of Mark Torrance, PDI or Wade Torrance has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.




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
Item 6 CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is supplemented as follows:

      E. Employment Agreement between Issuer and Mark Torrance dated as of February 9, 1998 (see Item 3).

      F. Separation Agreement between Issuer and Mark Torrance dated September 28, 1998 (see Item 3).

Item 7      MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is supplemented as follows:

Description                                                      Exhibit Number
-----------                                                      --------------
Employment Agreement dated as of February 9, 1998                       6
between Issuer and Mark Torrance (incorporated herein
by reference to Exhibit 10.16 of Issuer's 10-Q for the
period ending March 31, 1998).

Separation Agreement dated September 28, 1998                           7
between Issuer and Mark Torrance (incorporated
herein by reference to Exhibit 10.13 of Issuer's
10-K for the period ending December 31, 1998).


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December 14, 1999



                                                   /s/ Mark Torrance
                                              ---------------------------
                                                     Mark Torrance






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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December 14, 1999

                                             PDI, L.L.C.

                                                      /s/ Mark Torrance
                                             By: ---------------------------
                                                 Name:  Mark Torrance
                                                 Title: Manager




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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December 10, 1999


                                           /s/ Wade Torrance
                                           -------------------------------------
                                           Wade Torrance


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